UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

ENERGEN CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

29265N108

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

667 Madison Avenue

New York, NY 10065

(212) 474-6700

Jesse Lynn

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

COPIES TO:

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-8069

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29265N108

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 8,460,474*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 5,710,474*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,460,474*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.7%
14.	Type of Reporting Person (See Instructions): PN, IA

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 8,460,474*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 5,710,474*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,460,474*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 8.7%
14.	Type of Reporting Person (See Instructions): IN, HC

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: HIGH RIVER LIMITED PARTNERSHIP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 450,000*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,000,000*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.0%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: HOPPER INVESTMENTS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 450,000*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.0%
14.	Type of Reporting Person (See Instructions): OO

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: BARBERRY CORP.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 450,000*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.0%
14.	Type of Reporting Person (See Instructions): CO

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN PARTNERS MASTER FUND LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 732,709*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,628,022*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,628,022*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.7%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN OFFSHORE LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 732,709*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,628,022*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,628,022*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 1.7%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN PARTNERS LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,067,291*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,371,978*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,371,978*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.4%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN ONSHORE LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,067,291*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,371,978*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,371,978*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.4%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN CAPITAL LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,800,000*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.1%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: IPH GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,800,000*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.1%
14.	Type of Reporting Person (See Instructions): OO

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN ENTERPRISES HOLDINGS L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,800,000*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.1%
14.	Type of Reporting Person (See Instructions): PN

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: ICAHN ENTERPRISES GP INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,800,000*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.1%
14.	Type of Reporting Person (See Instructions): CO

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: BECKTON CORP.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,800,000*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.1%
14.	Type of Reporting Person (See Instructions): CO

*	See Items 4 and 5.

CUSIP No. 29265N108

1.	Name of Reporting Person: CARL C. ICAHN
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,250,000*
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 5,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 5.1%
14.	Type of Reporting Person (See Instructions): IN

*	See Items 4 and 5.

This Amendment No. 13 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission (the “SEC”) on May 31, 2017, as previously amended (the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Shares”), of Energen Corporation, an Alabama corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3. Source and Amount of Funds or Other Consideration

Corvex used the working capital of the Corvex Funds to purchase the 8,460,474 Shares reported herein. The total purchase price for the Shares reported as beneficially owned by the Corvex Persons was approximately $450,567,100.

Corvex may effect purchases of securities through margin accounts maintained for the Corvex Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

The Icahn Persons may be deemed to be the beneficial owner of, in the aggregate, 5,000,000 Shares (including 2,000,000 Shares underlying the Option described in Item 4 and 1,000,000 Shares underlying forward contracts described in Item 6). Of such Shares, 2,000,000 Shares were purchased by the Icahn Persons collectively for an aggregate purchase price of $129,680,000, and 1,000,000 Shares may be deemed beneficially owned by the Icahn Persons as a result of their having entered into forward contracts (the “Forwards”) with respect to such number of Shares at a forward price of $57.00 per share, for an aggregate forward price of approximately $57 million, plus a financing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. The Icahn Persons also paid the counterparty to the Forwards an aggregate amount of approximately $6.7 million upon entering into such Forwards. The exercise price for the Icahn Persons to acquire the Shares underlying the Option will be $134,740,000.

The source of funding for the Shares beneficially owned by the Icahn Persons (including Shares underlying the Option and the Shares underlying forward contracts) was the general working capital of the respective purchasers. The Shares held by the Icahn Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 5. Interest in Securities of the Issuer

(a)-(b) The Corvex Persons may be deemed to be the beneficial owner of 8,460,474 Shares, which represent approximately 8.7% of the Issuer’s outstanding Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares. The Corvex Persons may be deemed to have sole power to vote 8,460,474 Shares and sole power to dispose of 5,710,474 Shares.

The Icahn Persons may be deemed to beneficially own, in the aggregate, 5,000,000 Shares (including Shares underlying the Option and Shares underlying the Forwards), representing approximately 5.1% of the Issuer’s outstanding Shares.

High River has sole voting power with regard to 450,000 Shares (including Shares underlying the Forwards) and sole dispositive power with regard to 1,000,000 Shares (including Shares underlying the Option and Shares underlying the Forwards). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power with regard to 732,709 Shares (including Shares underlying the Forwards) and sole dispositive power with regard to 1,628,022 Shares (including Shares underlying the Option and Shares underlying the Forwards). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power with regard to 1,067,291 Shares (including Shares underlying the Forwards) and sole dispositive power with regard to 2,371,978 Shares (including Shares underlying the Option and Shares underlying the Forwards). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

The Covex Persons and Icahn Persons collectively beneficially own approximately 11.0% of the Issuer’s outstanding Shares.

The percentage calculated in the immediately foregoing paragraph and below is calculated based on a total of 97,429,584 Shares outstanding as of May 2, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2018.

(c) Except as set forth in Exhibit 17 attached hereto or previously disclosed in the Schedule 13D, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Forward Contracts

On the relevant dates listed in Exhibit 17 attached hereto, certain of the Icahn Persons entered into forward contracts providing for the purchase by such Icahn Persons of an aggregate of 1,000,000 Shares at a forward price of $57.00 per share, for an aggregate forward price of approximately $57 million, plus a financing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. The Icahn Persons also paid the counterparty to the Forwards an aggregate amount of approximately $6.7 million upon entering into such Forwards.

The Forwards provide for physical settlement, with the Icahn Person retaining the right to elect cash settlement. The Forwards do not give any of the Icahn Persons direct or indirect voting, investment or dispositive control over the Shares to which such contracts relate. Subject to the rights of the Icahn Persons to accelerate the settlement dates, the forward contracts will settle on June 12, 2020.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 17 –	Transactions in the Shares effected in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2018

CORVEX MANAGEMENT LP

By:	/s/ Keith Meister
Keith Meister
Managing Partner

KEITH MEISTER

By:	/s/ Keith Meister
Keith Meister

ICAHN PARTNERS MASTER FUND LP ICAHN OFFSHORE LP ICAHN PARTNERS LP ICAHN ONSHORE LP BECKTON CORP. HOPPER INVESTMENTS LLC BARBERRY CORP. HIGH RIVER LIMITED PARTNERSHIP
By:	Hopper Investments LLC, general partner
By:	Barberry Corp.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP

By:	IPH GP LLC, its general partner
By:	Icahn Enterprises Holdings L.P., its sole member
By:	Icahn Enterprises G.P. Inc., its general partner

IPH GP LLC

By:	Icahn Enterprises Holdings L.P., its sole member
By:	Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES HOLDINGS L.P.

By:	Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN